EXHIBIT 99.1

Pan American Silver to Release Q2 2007 Financial Results August 13, 2007

VANCOUVER, British Columbia, Aug. 1, 2007 (PRIME NEWSWIRE) --

 Q2 2007 Financial Results Release: August 13, 2007 - after market close

 Conference Call and Webcast: August 14, 2007 - 8:00 am PST (11:00 am ET)

The full results will be made available online after release on August 13, 2007 on Pan American Silver's website which can be found at www.panamericansilver.com.

Conference Call and Webcast details

 DIAL-IN NUMBERS
        North America toll-free:       1 (888) 694-4728
        International toll:            1 (973) 582-2745

 AUDIO WEBCAST
        The call will be broadcast live on the internet at:
        http://www.vcall.com/IC/CEPage.asp?ID=119605

 PLAYBACK (available for one week following the call)
        North America toll-free:        1 (877) 519-4471
        International toll:             1 (973) 341-3080
                       **Replay Pin # 9061763

CONTACT:  Pan American Silver Corp.
          Alexis Stewart
          Director, Corporate & Investor Relations
          604-684-1175
          1-800-677-1845 (toll-free)